77c.  Submission of matters to a vote of security holders

The Fund's annual shareholders meeting was held on June 9, 2006.
The results of votes taken among shareholders on the proposals presented at the meeting are listed below.

Proposal 1
To re-elect one Director to the Board of Directors of the Fund

     # of   % of
     Shares Voted  Shares Voted
     ------------    ------------

R. Wesley Burns
For      35,034,286   98.6%
Withheld        486,725    1.4%
Total      35,521,011 100.0%

Carter W. Dunlap Jr., Francis E. Lundy, James M. Whitaker and Gregory S. Young
continued in office as Directors.